Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

Hudson Highland Group, Inc.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “corporation”) is “Hudson Highland Group, Inc.”

2. The certificate of incorporation of the corporation is hereby amended by striking out Article I thereof and by substituting in lieu of said Article the following new Article:

“The name of the corporation is Hudson Global, Inc. (the “Corporation”).”

3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on the 26th day of April, 2012

/s/ Latham Williams
Latham Williams
Senior Vice President, Legal Affairs and Administration, Corporate Secretary